UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

HP INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HP INC. 1501 PAGE MILL ROAD PALO ALTO, CALIFORNIA 94304

HP Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015, and
For the Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm

Plan Administrator
HP Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of HP Inc. 401(k) Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HP Inc. 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of HP Inc. 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

San Jose, California
June 22, 2017

HP Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
	(In thousands)
Assets
Investments, at fair value	$8,152,325	$8,274,839
Receivables:
Notes receivable from participants	51,486	63,649
Due from broker for securities sold	348	–
Employer contributions	7,166	5,841
Participant contributions	4,181	4,338
Interest, dividends, and other	1,114	1,625
Total receivables	64,295	75,453
Total assets	8,216,620	8,350,292
Liabilities
Due to broker for securities purchased	171	196
Administrative expenses and other payables	2,492	4,460
Total liabilities	2,663	4,656

Net assets available for benefits	$8,213,957	$8,345,636

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to (deductions from) net assets attributed to:	(In thousands)
Contributions:
Employer	$46,580
Participants	131,290
Rollovers	39,845
Total contributions	217,715

Investment income:
Net realized and unrealized appreciation in fair value of investments	726,348
Interest and dividends	12,511
Total investment income	738,859

Interest income on notes receivable from participants	2,678

Total additions	959,252

Benefits paid directly to participants	(1,087,132)
Investment management fees	(601)
Administrative expenses	(3,198)

Total deductions	(1,090,931)

Net decrease in net assets	(131,679)

Net assets available for benefits:
Beginning of year	8,345,636

End of year	$8,213,957

The accompanying notes are an integral part of these financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2016

1. Description of the Plan
The following brief description of the HP Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of HP Inc. (the Company, Employer, or HP) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time or limited-term employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s trustee is Bank of New York Mellon (BNYM) and the recordkeeper is Fidelity Workplace Services LLC (Fidelity).
On November 1, 2015, Hewlett-Packard Company completed the separation of Hewlett Packard Enterprise Company (HPE), Hewlett-Packard Company's former enterprise technology infrastructure, software, services and financing businesses (the “Separation”). As a result of the Separation, Hewlett Packard Enterprise Company is an independent public company trading on the New York Stock Exchange (NYSE) under the symbol “HPE”. On November 1, 2015, each participant that owned HP stock as of October 21, 2015 received one share of the HPE common stock for every share of HP’s common stock held.
Effective November 1, 2016, the Company eliminated the HPE Stock Fund as an investment option in the Plan by liquidating the investment. At the time of liquidation, approximately $125 million of plan assets in the HPE Stock Fund were reinvested in the U.S. Large Cap Equity Index Fund. Prior to the liquidation, participants could not direct any deferrals into the HPE Stock Fund, but could direct their monies out of the HPE Stock Fund and invest the proceeds in any other investment option.
Investments
Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes ten Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategy is designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon for investing. Tier 2 includes six actively managed institutional funds from the main asset classes - stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

specific market index by investing in similar equities and bonds that the index fund is benchmarked against. Tier 4 includes six funds in the secondary or specialty asset classes, such as real-return income, high yield, and real estate, and includes the HP Inc. Stock Fund, and prior to the liquidation during 2016, the HPE Stock Fund. Tier 5 is a self-directed Mutual Fund Brokerage Window that offers more than 8,500 brand-name mutual funds through an affiliate of Fidelity. All investments are participant-directed.
The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of investing in the Company’s common stock and also provide the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.
If a participant’s account currently has more than 20% invested in the HP Inc. Stock Fund, the participant will not be required to reduce his or her holdings; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HP Inc. Stock Fund. In addition, future requested exchanges into the HP Inc. Stock Fund will be blocked if the requested change will cause the participant’s balance in the HP Inc. Stock Fund to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HP Inc. Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HP Inc. Stock Fund.
Contributions
Upon employment, as soon as administratively feasible, employees are automatically enrolled in the Plan at a 3% contribution rate in the Birth Date Fund closest to the year the employee was born.
Participants may annually contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to annual limits specified under the Code. The annual limit was $18,000 for 2016. Participants who are age 50 or older by the end of the plan year can contribute an additional $6,000 above the annual limit as a catch-up contribution. Contributions can be made as whole or fractional percentages of eligible compensation. Employees can choose pretax contributions, after-tax Roth 401(k) contributions, or a combination of the two. Both types of contributions are eligible for the Company matching contributions. Catch-up contributions are not eligible for the Company matching contributions.
The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

In general, the Company matching contribution is a fixed contribution equal to 100% of the first 4% of eligible earnings a participant contributes each pay period. The Company matching contribution is funded after the end of the Company’s fiscal quarter. In order to receive a Company matching contribution for a fiscal quarter, a participant must be employed on the last day of such fiscal quarter or have terminated employment during such fiscal quarter as a result of such participant’s death, termination under a Company-approved severance program, or in connection with a sale or divestiture by the Company of the business unit in which the participant was employed. Effective January 1, 2017, the Company’s matching contribution will be funded on an annual basis.
Vesting
Participants are fully vested at all times with regard to their contributions and earnings thereon.
In general, participants are subject to a three-year cliff vesting schedule with regard to Company matching contributions, and earnings thereon, after which time they will become 100% vested in their Company matching contributions, and earnings thereon. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or becoming eligible for disability benefits under the Company’s long-term disability program. Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminate employment in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is reduced for any benefit payments and administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings or losses of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.
Notes Receivable from Participants
The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account and bear interest at a fixed rate equal to the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements of Net Assets Available for Benefits and are valued

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their account.
Forfeitures
If a participant terminates employment before becoming fully vested in their Company matching contributions, the nonvested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances due to taking a distribution of vested amounts are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, or pay eligible plan expenses.
Unallocated forfeiture balances as of December 31, 2016 and 2015, were approximately $0.7 million and $2.5 million, respectively, and forfeitures used to reduce Company matching contributions for 2016 were approximately $8.4 million.
Payment of Benefits
On termination, death, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their accounts. Lump-sum payments may be made in cash or shares of stock for distribution from the HP Inc. Stock Fund or, until liquidation through November 1, 2016, the HPE Stock Fund (to the extent a participant is/was invested in the respective Stock Fund at the time of distribution). Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.
Administrative Expenses and Investment Management Fees
Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant’s account is charged a fixed amount of $34 per year for recordkeeping services. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers and are reported separately on the Statement of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. See Note 3 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Benefit Payments
Benefit payments are recorded when paid.
Accounting Standards
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement.  This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Under this new guidance, an entity is required to include those investments as a reconciling item to ensure the total value of investments in the fair value disclosure is consistent with the investment balance on the Statements of Net Assets Available for Benefits. ASU 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015, and is applied retrospectively to all periods presented. The adoption of this ASU is reflected in Note 3 herein of the financial statements. There was no other impact on the Plan’s financial statements.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.
Fair Value Hierarchy
Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market participant assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 - Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs for the asset or liability.
The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.
Valuation Techniques
The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value during the year ended December 31, 2016.
Collective investment trusts and common collective funds: Valued at the net asset value (NAV) as the practical expedient, established by the fund’s sponsor on the last business day of the plan year, based on the fair value of the assets underlying the funds. These investments are valued daily and have no redemption restrictions or future commitments.
Close-ended mutual funds, money market funds and common stock: Valued at the closing price reported on the active market on which the individual securities were traded.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

The following tables set forth the Plan’s assets and liabilities at fair value as of December 31, 2016 and 2015, by level, within the fair value hierarchy:

	As of December 31, 2016 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$227,384	$–	$227,384

HPI common stock	112,642	–	112,642

Short-term investments	–	315,881	315,881

	$340,026	$315,881	655,907
* Common/collective investment trust funds (NAV)			7,496,418

Total assets			$8,152,325

	As of December 31, 2015 (In thousands)
	Level 1	Level 2	Total

Self-directed brokerage accounts	$$230,296	$–	$230,296

HPI common stock	103,671	–	103,671

HPE common stock	129,837	–	129,837

Short-term investments	–	271,352	271,352

	$463,804	$271,352	$735,156

* Common/collective investment trust funds (NAV)			7,539,683

Total assets			$8,274,839

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2016, there were no transfers between levels.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

4. Income Tax Status
The Plan received a determination letter from the Internal Revenue Service (IRS) dated November 26, 2014, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt. During 2016, the Plan filed for a new determination letter but to date has not received a response.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Related-Party Transactions
The Plan engages in certain transactions involving the Company, BNYM (the trustee), and affiliates of Fidelity, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of trustee fees to BNYM, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity.
At December 31, 2016 and 2015, the Plan held approximately 7.6 and 8.8 million shares, respectively, of HP Inc. common stock with a fair value of approximately $113 and $104 million, respectively. During 2016, the Plan purchased approximately $6 million and sold approximately $17 million of the HP Inc. common stock, and recorded dividend income of approximately $4 million.
At December 31, 2015, the Plan held approximately 8.5 million shares of HPE common stock with a fair value of approximately $130 million. From January 1, 2016 through October 31, 2016, the Plan made no purchases and had sales of approximately $174 million of HPE stock. See also Note 1 for discussion of liquidation of the HPE Stock Fund.
Trustee and recordkeeping fees paid to BNYM and Fidelity, respectively, were not significant for the year ended December 31, 2016. As of December 31, 2016 and 2015, through the self-directed brokerage investment option the Plan held investments issued by affiliates of Fidelity totaling $125.5 and $90.3 million, respectively.

HP Inc. 401(k) Plan
Notes to Financial Statements (Continued)
December 31, 2016

6. Risk and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market risks, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7. Reconciliation of Financial Statements to the Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and 2015, was as follows:

	December 31,
	2016	2015
	(In thousands)
Net assets available for benefits per the financial statements	$8,213,957	$8,345,636
Benefits payable to participants at year-end	(2,527)	(2,278)

Net assets available for benefits per Form 5500	$8,211,430	$8,343,358

A reconciliation of benefits paid to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended December 31, 2016, was as follows:

(In thousands)
Benefits paid to participants per the financial statements	$1,087,132
Add: Benefits payable to participants at December 31, 2016	2,527
Less: Benefits payable to participants at December 31, 2015	(2,278)

Total benefits paid to participants per the Form 5500	$1,087,381

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end, but not paid as of that date.

HP Inc. 401(k) Plan

EIN: 94-1081436, PN: 004
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2016

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	Number of shares/units	(d) Cost**	(e) Current Value
Short-Term Investments:
Dreyfus	Government Cash Management Fund	1,672,721		$1,672,721
Vanguard	Federal Money Market Fund	314,208,449		314,208,449
				$315,881,170
Self-Directed Brokerage Account:
* Fidelity	Self-Directed Brokerage Account	Various		$227,384,330

Common Collective Trust Funds:
BlackRock	US Debt Index Fund F	7,243,681		$217,278,568
BlackRock	Russell 1000 Index Fund F	41,288,931		1,153,303,052
BlackRock	Russell 2500 Index Fund F	16,836,979		412,077,852
BlackRock	BLACKROCK MSCI ACWI EX-US Index Fund F	8,164,070		173,431,793
				$1,956,091,265

Collective Investment Trust Funds:
SEI Trust Company	Conservative Fund	5,851,110		$107,206,374
SEI Trust Company	1945 Birth Date Fund	3,251,429		48,442,388
SEI Trust Company	1950 Birth Date Fund	25,976,297		382,571,112
SEI Trust Company	1955 Birth Date Fund	8,754,849		131,041,699
SEI Trust Company	1960 Birth Date Fund	17,932,056		266,855,887
SEI Trust Company	1965 Birth Date Fund	21,187,392		311,564,834
SEI Trust Company	1970 Birth Date Fund	10,709,860		157,864,400
SEI Trust Company	1975 Birth Date Fund	7,214,439		105,692,248
SEI Trust Company	1980 Birth Date Fund	4,562,392		67,026,102
SEI Trust Company	1985 Birth Date Fund	2,723,382		40,166,077
SEI Trust Company	1990 Birth Date Fund	1,561,785		22,653,529
SEI Trust Company	Short Term Bond Fund	53,188,367		589,470,713
SEI Trust Company	Core Bond Fund	13,910,847		173,818,815
SEI Trust Company	US Large Cap Equity Fund	84,687,590		1,705,972,212
SEI Trust Company	US Small/Mid Cap Equity Fund	34,230,836		617,336,007
SEI Trust Company	International Equity Fund	28,693,314		367,303,112
SEI Trust Company	Real Return Bond Fund	6,223,728		73,754,914
SEI Trust Company	Long Term Bond Fund	5,041,276		74,364,362
SEI Trust Company	High Yield Bond Fund	5,913,340		83,262,783
SEI Trust Company	Emerging Markets Equity Fund	10,233,294		92,319,666
SEI Trust Company	Global Real Estate Fund	4,420,651		121,639,067
				$5,540,326,301
Common Stock:
* HP Inc.	Common Stock	7,590,460		$112,642,426

Total investments, at fair value				$8,152,325,492

* Participant Loans	Interest rates ranging from 3.75% to 10.5% and maturity dates through October 2033			$51,486.521

* Party-in-interest
** Cost information is not required for participant-directed investments

Signature

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 22, 2017	By:	/s/ Ruairidh Ross
Ruairidh Ross
Deputy General Counsel
and Assistant Secretary